UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

to §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )1

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

SCHEDULE 13G

CUSIP No. 20366P 10 0	Page 2 of 8 Pages

(1)	Names of reporting persons: Otter Creek Partners I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 370,000
(7) Sole dispositive power 0
(8) Shared dispositive power 370,000
(9)	Aggregate amount beneficially owned by each reporting person 370,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.7%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 20366P 10 0	Page 3 of 8 Pages

(1)	Names of reporting persons: Otter Creek International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 550,000
(7) Sole dispositive power 0
(8) Shared dispositive power 550,000
(9)	Aggregate amount beneficially owned by each reporting person 550,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.9%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 20366P 10 0	Page 4 of 8 Pages

(1)	Names of reporting persons: Otter Creek Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 920,000
(7) Sole dispositive power 0
(8) Shared dispositive power 920,000
(9)	Aggregate amount beneficially owned by each reporting person 920,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 16.5%
(12)	Type of reporting person (see instructions) IA

Page 5 of 8 Pages

Securities and Exchange Commission

Washington, DC 20549

Item 1(a).	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Item 2(a).	Name of Person Filing:

This filing is being made by Otter Creek Partners I, L.P. (“OCP”) and Otter Creek International Ltd. (“OCI”) and Otter Creek Management, Inc., a Delaware corporation (“OCM”). Otter Creek Management, Inc. is the sole general partner of OCP and the investment adviser to OCP and OCI (collectively, the “Funds”), and in such capacities makes investment decisions for them, including the decision to invest in the shares of the Issuer. The Funds directly own the shares to which this Schedule 13G relates, and OCM may be deemed to have beneficial ownership over such shares by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds.

(b).	Address of Principal Business Office, or, if None, Residence:

OCP’s address is:

222 Lakeview Avenue

Suite 1100

West Palm Beach, Florida 33401

OCI’s address is:

c/o HWR Services Limited

No. 18 Russell Hill Road

Road Town, Tortola VG1110

British Virgin Islands

OCM’s address is:

222 Lakeview Avenue

Suite 1100

West Palm Beach, Florida 33401

Page 6 of 8 Pages

(c).	Citizenship: OCP is a Delaware limited partnership, OCI is a British Virgin Islands investment company, and OCM is a Delaware corporation.

(d).	Title of Class of Securities: Common Stock, no par value

(e).	CUSIP Number: 20366P 10 1

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

OCP: 370,000 shares

OCI: 550,000 shares

OCM: 920,000 shares

(b)	Percent of class:

Based on 5,560,567 outstanding shares of the Issuer’s Common Stock as of the date hereof, OCP, OCI and OCM own 6.7%, 9.9%, and 16.5%, respectively, of the outstanding shares of the Common Stock of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

OCP: 0 shares

OCI: 0 shares

(ii)	Shared power to vote or to direct the vote:

OCP: 370,000 shares

OCI: 550,000 shares

OCM: 920,000 shares

(iii)	Sole power to dispose or to direct the disposition of:

OCP: 0 shares

OCI: 0 shares

Page 7 of 8 Pages

(iv)	Shared power to dispose or to direct the disposition of:

OCP: 370,000 shares

OCI: 550,000 shares

OCM: 920,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This filing is made on behalf of OCP, OCI and OCM. See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2013

OTTER CREEK PARTNERS I, L.P. By: Otter Creek Management, Inc., its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:	/s/ R. Keith Long
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:	/s/ R. Keith Long
R. Keith Long, Chief Executive Officer

EXHIBIT 1

THIS AGREEMENT is made and entered as of December 21, 2012 between Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”), Otter Creek International Ltd., a British Virgin Islands investment company (“OCI”), and Otter Creek Management, Inc., a Delaware corporation (“OCM”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Section 13(d)(1) of the Securities Exchange Act of 1934, as amended, (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by s single joint filing.

NOW THEREFORE, the undersigned hereby agree as follows:

1. The Schedule 13G with respect to Community Financial Shares, Inc. to which this is attached as Exhibit 1 is filed on behalf of OCP, OCI and OCM.

2. Each of OCP, OCI and OCM is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness and accuracy of the information concerning any other person making such filing.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first written above.

OTTER CREEK PARTNERS I, L.P. By: Otter Creek Management, Inc., its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:	/s/ R. Keith Long
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:	/s/ R. Keith Long
R. Keith Long, Chief Executive Officer